EXHIBIT 99.1

Theresa Jester Joins Fusion Fuel Board of Directors

DUBLIN, Ireland, Dec. 14, 2021 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO) ("Fusion Fuel"), an emerging leader in the green hydrogen sector, is pleased to announce the appointment of Theresa “Terry” Jester to the Company’s Board of Directors.

Ms. Jester currently serves on the Boards of NEXT Energy Technologies, a developer of organic photovoltaic coatings used to transform windows into energy-producing assets, and Silicor Materials, a global leader in the production of solar silicon. She previously served as CEO of BIA Controls, a developer and installer of demand management, energy management and building automation software systems.

With over forty years of experience in the solar and electronics manufacturing industries, Mr. Jester began her career at ARCO Solar in 1979 where she helped develop and commercialize the materials strategy which is largely still in use today for crystalline silicon products. There she led the development of the first large $400 million solar manufacturing operation in Camarillo, California, as well as helped run factories in the Philippines, Germany, Brazil, India, and Portugal as part of the worldwide strategies for SunPower, Solaria, SolarWorld, Shell and Siemens. Ms. Jester holds a Mechanical Engineering Degree from California State University.

Commenting on the appointment, Jeffrey Schwarz, Chairman of Fusion Fuel, said: “Terry’s breadth of experience ranging from advancing new products from the R&D phase into commercial development to setting up and managing production facilities around the globe, and ultimately as a highly regarded CEO combine to make her an ideal resource for the senior management of Fusion Fuel, and a champion for the interests of our shareholders. On behalf of Fusion Fuel and our Board, I want to welcome Terry and I look forward to leveraging her very relevant and value-added expertise as we enter this next phase of our growth – rapidly scaling our production capacity and establishing a global operational footprint.”

About Fusion Fuel Green PLC

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen technology. Fusion has created a revolutionary, integrated solar-to-hydrogen solution that enables off-grid production of hydrogen with zero carbon-emissions. Fusion Fuel’s business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Fusion Fuel believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are subject to risks (including those set forth in Fusion Fuel’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 14, 2021) and uncertainties which could cause actual results to differ from the forward-looking statements. Any forward-looking statement made by Fusion Fuel herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for Fusion Fuel to predict all of them. Fusion Fuel undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
ir@fusion-fuel.eu